

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Punit Dhillon
Chief Executive Officer
Skye Bioscience, Inc.
11250 El Camino Real, Suite 100
San Diego, CA 92130

　　　　Re: Skye Bioscience, Inc.
　　　　　　Registration Statement on Form S-3
　　　　　　Filed May 10, 2024
　　　　　　File No. 333-279330

Dear Punit Dhillon:

　　　　This is to advise you that we have not reviewed and will not review your registration statement.

　　　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　Please contact Daniel Crawford at 202-551-7767 with any questions.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Life Sciences

cc:　　John Hensley, Esq.